Filed Pursuant to Rule 424(b)(3)

Registration No.: 333-156252

BIOCANCELL THERAPEUTICS INC.

PROSPECTUS SUPPLEMENT NO. 8, DATED FEBRUARY 22, 2011

TO PROSPECTUS DATED MAY 7, 2010

This prospectus supplement supplements our prospectus dated May 7, 2010, relating to the resale, from time to time, by certain stockholders or their pledgees, donees, transferees, or other successors in interest, of up to 1,872,780 shares of our common stock.

We will not receive any proceeds from any such sale of these shares.

This prospectus supplement is being filed to include the information set forth in the Immediate Report on Form 8-K filed on February 22, 2011, which is set forth below. This prospectus supplement should be read in conjunction with the prospectus dated May 7, 2010 which is to be delivered with this prospectus supplement.

Our common stock is listed on the Tel Aviv Stock Exchange under the ticker symbol “BICL.” On February 21, 2011, the last reported sale price per share of our common stock was 2.849 NIS (approximately $0.79) per share.

Investing in our securities involves a high degree of risk. Before investing in any of our securities, you should read the discussion of material risks in investing in our common stock. See “Risk Factors” on page 3 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  February 22, 2011 (February 21, 2011)
_______________

BIOCANCELL THERAPEUTICS INC.
 (Exact name of registrant as specified in its charter)

Delaware	333-156252	20-4630076
(State or other jurisdiction of incorporation)	Commission File Number	(IRS Employer Identification No.)

Beck Science Center, 8 Hartom St, Har Hotzvim, Jerusalem, Israel, 97775
(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: 972-2-548-6555

(Former name or former address, if change since last report)

Check the appropriate box below if the Form 8-K filing is to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officer

A. On February 21, 2011, we entered into an employment agreement with Mr. Jonathan Burgin, 49, pursuant to which he will serve as our Chief Financial Officer. Mr. Burgin has been Chief Financial Officer of Radcom, Ltd. (NASDAQ: RDCM), a service assurance  provider, since 2006, and was CFO of XTL Biopharmaceuticals (TASE: XTL, Pink Sheets: XTLBY), a drug development company, from 1999 to 2006, where he took an active part in the process of listing its shares on the NASDAQ, London Stock Exchange, and TASE and in raising $113 million in four financing rounds. Between 1997 and 1999, he was CFO of YLR Capital Markets, a publicly-traded Israeli investment bank, and rose to become a Senior Manager at Kesselman & Kesselman, the Israeli member of PricewaterhouseCoopers International, Ltd, between 1984 and 1997. Mr. Burgin earned an M.B.A. and a B.A. in Accounting and Economics from Tel-Aviv University and is certified in Israel as a CPA.

Pursuant to the employment agreement, Mr. Burgin will serve as our Chief Financial Officer as of June 1, 2011. The agreement provides Mr. Burgin with a monthly salary of NIS 37,000 (approximately $10,200), to be raised to NIS 43,000 (approximately $11,850) upon the consummation of a public offering by the Company on a United States stock exchange that raises at least ten million dollars (an "IPO Event"). We will also provide Mr. Burgin with other social benefits such as a company car, a laptop computer, a cellular telephone, and pension and similar payments. We will reimburse Mr. Burgin for reasonable expenses incurred by him in the course of his employment with us.

Until an IPO Event, we have committed to pay Mr. Burgin an annual bonus of up to one monthly salary, the exact size of which will be determined by the achievement of pre-determined milestones by Mr. Burgin.

Under the terms of his employment agreement, Mr. Burgin must refrain from competing with us during the term of his employment and for one year from the date of termination of his employment with us. Further, during his employment and for one year after his employment terminates, Mr. Burgin may not offer or solicit any of our or our subsidiary’s employees away from their dealings with us or our subsidiary. He also must grant us all rights in any products that he develops during the course of his employment with us. In addition, Mr. Burgin must maintain the confidentiality of all proprietary information of ours that he receives through his employment with us.

Pursuant to the terms of Mr. Burgin's employment agreement, we intend to grant Mr. Burgin options to purchase 300,000 shares of our common stock at an exercise price of 2.90 NIS (approximately $0.80) per share, pursuant to our 2007 Stock Option Plan, of which options to purchase 220,000 shares will vest over the course of four years, and options to purchase 80,000 additional shares will vest only upon an IPO Event.

Either we or Mr. Burgin may terminate this agreement upon the provision of ninety days advance written notice to the other party expressing an intention to terminate the agreement. We also may terminate this agreement for cause, defined in the agreement as including the following on the part of Mr. Burgin: (i) A fundamental breach of Mr. Burgin's employment agreement on his part; (ii) Performance of any act that entitles the Company legally to dismiss him without paying him any severance pay in connection with such dismissal; (iii) A breach of Mr. Burgin's duty of good faith to the Company; or (iv) Intentional gross misconduct in the performance of Mr. Burgin's obligations in a manner that causes (or is likely to cause) material harm to the Company.

B. On February 21, 2010, our current Chief Financial Officer, Mr. Ira Weinstein, notified us that he is resigning his position as Chief Financial Officer, as of June 20, 2011. He stated that his resignation is for personal reasons, and not due to a disagreement with us on any matter relating to our operations, policies or practices, including with regard to the accuracy of our financial statements or to any change in our business.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits

Exhibit No.	Description
10.1	Employment Agreement with Jonathan Burgin, dated February 21, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BIOCANCELL THERAPEUTICS, INC.

Dated: February 22, 2011	By:	/s/ Avraham Hampel
Avraham Hampel
Company Secretary